Exhibit 1	Certificate of Amendment to the Certificate of Incorporation

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

MARKETING WORLDWIDE CORPORATION

The corporation organized and existing under and by virtue of the General Corporation law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of MARKETING WORLDWIDE CORPORATION, (the “Corporation”) by written consent of its members, filed with the minutes of the Board adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation, as amended and restated (the “Certificate of Incorporation”) of the Corporation:

BE IT RESOLVED, that the Corporation hereby decreases the number of authorized shares of its common stock and correspondingly decreases the number of issued and outstanding shares (i. е. implements а reverse split/share consolidation) whereby every 100 shares of common stock which are issued and outstanding are automatically converted into one (1) share of common stock; provided, however, that the Corporation shall issue one (1) full share of common stock for any fractional interest remaining after conversion of all outstanding shares of common stock pursuant hereto. The Corporation’s Preferred Stock shall not be affected.

BE IT RESOLVED, that the Corporation shall amend the Certificate of Incorporation to increase the authorized shares to Ten Billion Nine Hundred Ten Million (10,910,000,000) shares and to specifically provide.

ARTICLE FOURTH shall read:

4. The total number of shares of stock which the corporation shall have authority to issue is: Ten Billion Nine Hundred Ten Million (10,910,000,000) of which stock Ten Billion Nine Hundred Million (10,900,000,000) shares of the par value of $.00001 each shall be common stock and of which Ten Million (10,000,000) shares of the par value of $.001 each shall be preferred stock. Further, the board of directors of this corporation, by resolution only and without further action or approval, may cause the corporation to issue one or more classes or one or more series of preferred stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors, and to fix the number of shares constituting any classes or series and to increase or decrease the number of shares of any such class or series.

The remaining provisions of the Certificate of Incorporation shall remain unchanged.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed on April 2, 2013.

By: /s/ Charles Pinkerton
Name: Charles Pinkerton
Title: Chief Executive Officer